NO ACT

PE
12-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08070043

Received SEC

DEC 17 2008

Washington, DC 20549

December 17, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-17-08

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 3, 2008

Dear Ms. Weber:

This is in response to your letter dated December 3, 2008 concerning the shareholder proposal submitted to Verizon by Richard A. Dee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

PROCESSED
JAN 12 2009 E
THOMSON REUTERS

December 17, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 3, 2008

The proposal requests the board of directors form a "Corporate Responsibility Committee" to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness, and reliability.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations (i.e., general adherence to ethical business practices). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 3, 2008

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2009 Annual Meeting
Shareholder Proposal of Richard A. Dee

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Richard A. Dee (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders (the "2009 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2009 proxy materials.

A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2009 proxy materials.

I. Introduction.

On April 8, 2008, Verizon received a letter from the Proponent containing the following proposal:

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with monitoring continuously

the extent to which Verizon lives up to its manifold and oft-repeated claims pertaining to integrity, trustworthiness, and Reliability."

Verizon believes that the Proposal may be properly omitted from its 2009 proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2009 proxy materials.

II. Verizon May Exclude the Proposal under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the matters covered by the Proposal – monitoring customer satisfaction with Verizon's products and services and compliance with its code of business conduct – fall squarely within the scope of Verizon's day-to-day business operations.

The Proponent submitted a virtually identical proposal to the current Proposal for inclusion in Verizon's 2007 proxy materials, which the Staff allowed to be excluded under Rule 14a-8(i)(7). See *Verizon Communications Inc.* (February 20, 2007). The Proponent also submitted a similar proposal to the current Proposal for inclusion in Verizon's 2006 proxy materials, which the Staff allowed to be excluded under Rule 14a-8(i)(7). See *Verizon Communications Inc.* (February 20, 2006).

The Proposal requests that the Verizon Board establish a committee to monitor customer satisfaction with the company's products and services. The Staff has long recognized that proposals concerning quality, service and support matters, including the handling of customer issues with respect to a company's products and services, relate to the ordinary business operations of a corporation and, accordingly, may be excluded under Rule 14a-8(i)(7). The Staff's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including the establishment of committees or departments to deal with customer relations issues. See, e.g., *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to the creation of a "Customer Satisfaction Review Committee" comprised of shareholders); *The Chase Manhattan Corporation* (February 14, 2000) (proposal to establish an ad hoc independent committee to study credit card operations, financial reporting and customer service); *American Telephone and Telegraph Company* (January 25, 1993) (proposal to initiate audit procedures to track customer correspondence to rectify lack of response by company); and *The Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish independent board committee to study the handling of customer and shareholder complaints).

Monitoring customer satisfaction with services and products is a basic management function and an integral part of Verizon's day-to day business operations. Customer satisfaction assurance, which involves administration of complex business processes and systems, is beyond the reasonable scope of responsibilities of the Board of Directors. In each of Verizon's lines of business – wireline and wireless – the company's management teams oversee extensive nationwide customer service networks. Both Verizon and Verizon Wireless provide their employees with extensive ongoing training in all aspects of the business from customer service delivery to advanced technology. In addition, Verizon tracks customer perception of its service using an independent market research firm to conduct monthly surveys of 50,000 customers who have recently interacted with the wireline business. Similarly, Verizon Wireless runs extensive ongoing quality checks to ensure its customer service best practices are working. For example, to ensure the reliability of Verizon Wireless network, engineers conduct more than 3 million voice call attempts and more than 16 million data tests annually on Verizon Wireless and other national wireless carriers' networks while traveling approximately 1 million miles of the most frequently traveled roadways nationwide in specially equipped, company-owned quality test vehicles. In addition, company executives visit Verizon Wireless Stores to evaluate the customer service experience, and similar types of quality checks are done across its call center operations.

The Proposal also requests that the Verizon Board establish a committee for the purpose of monitoring compliance with the Verizon Code of Business Conduct. The Staff has consistently determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., *The AES Corporation* (January 9, 2007) (proposal requesting board create an ethics oversight committee); *H.R. Block, Inc.* (May 4, 2006) (proposal requesting special board committee to review sales practices and allegations of fraudulent marketing);

Halliburton Company (March 10, 2006) (proposal requesting report on policies and procedures adopted to reduce certain violation and investigations); *Chrysler Corp.* (February 18, 1998) (proposal requesting that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders); *Lockheed Martin Corp.* (January 29, 1997) (proposal requesting the audit and ethics committee to determine whether the company has an adequate legal compliance program and prepare a report); *AT&T Corp.* (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct).

Assuring compliance with legal and regulatory requirements, as well the company's internal policies, is a fundamental management function. As discussed in more detail on the company's website at http://responsibility.verizon.com/values/our-values.htm, Verizon has a stated goal to operate its business with the highest level of integrity and accountability and to continue to build on the trust it has earned over the years. To that end, Verizon has established an Office of Ethics and Business Conduct headed by an executive responsible for compliance. This office oversees the training and certification of all Verizon employees on the Verizon Code of Business Conduct. It also operates a confidential hotline that employees, suppliers and the public can call 24 hours a day, seven days a week, to ask questions, seek clarification or report alleged misconduct or violations of the Code.

The independent Audit and Finance Committee has oversight responsibility for this critical management function. The Committee receives regular reports from management, including the General Counsel and members of his staff, as well as senior human resources and compliance executives, to assess Verizon's processes for compliance and to review any significant business conduct issues. Verizon's senior internal auditing executive also provides the Committee with regular updates regarding internal audits of Verizon's business and system of internal controls, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2009 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2009 proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2009 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (212) 831-0102.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT "A"

RICHARD A. DEE

By Fax To (908) 766-3813

April 8, 2008

Ms. Jane Schapker
Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street
New York, NY 10007

Re: Stockholder Proposal – 2009 Proxy Statement

Dear Ms. Schapker

Enclosed please find my Stockholder Proposal to be included in the Proxy Statement for the 2009 Annual Meeting of Stockholders of Verizon Communications.

The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being forwarded to you as it is to appear in the Proxy Statement: i.e., the order, the paragraphing, and the use of bold and italic typefaces.

I own a total of 207 shares of Verizon common stock. The shares have been owned for many years, and I shall continue to own qualifying shares through the date of the 2009 Annual Meeting.

I have requested the broker Ameritrade to provide me with a letter to the effect that as of the date of this letter (April 8, 2008) I own 200 shares of Verizon held in my account there, and that the stock has been in that account for a period in excess of one year from the date of this submission of my Proposal. I shall send a copy of the letter that I receive from Ameritrade to you when I receive it.

Please acknowledge receipt of the Proposal at your earliest convenience.

Sincerely,

Richard A. Dee

Enclosures:
(2 page proposal)

RICHARD A. DEE
Stockholder Proposal - 2009 Proxy Statement
Verizon Communications Inc.
Submitted April 8, 2008

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with monitoring continuously the extent to which Verizon lives up to its manifold and oft-repeated claims pertaining to integrity, trustworthiness, and Reliability.

"Unfortunately, Verizon's Board allows and enables company management to *oversee itself* on matters pertaining to Corporate Responsibility. That is a very dangerous policy – and a policy that flies in the face of the lessons that should have been learned, both by corporate Boards of Directors and investors in publicly-owned companies, from the massive corporate corruption that several years ago resulted in devastating losses to millions of trusting stockholders.

"The extent and the causes of the record-setting corruption that occurred so recently resulted in considerably heightened suspicion, skepticism, and concern on the parts of investors. The magnitude of the corruption also resulted in publicly-owned companies issuing assurances that they had instituted a multitude of new checks and balances that would prevent the recurrence of similar stockholder-damaging events.

"Verizon devotes a great deal of time and effort, and spends an enormous amount of stockholder money, attempting to assure investors and prospective investors, customers and prospects, government agencies, and the public of its corporate integrity and its trustworthiness – and, seemingly endlessly, to assure all hat Verizon is "Reliable".

"The Code of Business Conduct established by Verizon's Board may be excellent conceptually, but it will not benefit stockholders unless and until the Board assures itself that the Code is being wisely and widely implemented – and is being carefully and continuously monitored by Directors who, hopefully, are truly independent of management.

"It is the duty and responsibility of the Board not only to *make* commitments pertaining to Corporate Governance and ethical conduct, but to *make certain that such commitments are being fulfilled properly* – at every level.

"The truthfulness of Verizon's many claims will affect greatly its future. Customers, citizens' groups, and government agencies are challenging continually Verizon's business practices, products, and services.

RICHARD A. DEE
Stockholder Proposal – 2009 Proxy Statement
Verizon Communications Inc.
Submitted April 8, 2008

"It is clearly in the best interests of Verizon stockholders for the Board to form a Committee of Directors that meets regularly and focuses specifically on matters pertaining to Corporate Responsibility – including, in particular, the careful monitoring of how well Verizon is living up to its Code of Business Conduct – and whether Verizon is fulfilling properly its multitude of claims.
"Corporate Responsibility no longer can be treated as a sub-topic of Corporate Governance.

"Corporate Responsibility not only deserves, but requires, careful and continuous attention by Directors who are especially attuned to and convinced of its importance. Matters to be dealt with are vital, and dealing with them cannot be relegated to sideways glances by the Board or existing Committees.

"This proposal asks Verizon's Board to take an immediate and significant step to assure stockholders that it is truly committed to causing corporate deeds to live up to corporate words - and truly committed to having Verizon live up to its manifold claims of integrity, trustworthiness, and Reliability.

"Please vote FOR this Proposal.

END